Exhibit 3.4

ARTICLES OF ORGANIZATION

OF

WESTROCK RKT, LLC

I.

The name of the Limited Liability Company is WestRock RKT, LLC.

II.

The initial registered office of the Company is located at 40 Technology Parkway South, #300, Norcross, Georgia 30092, County of Gwinnett. The initial registered agent of the Company at such office is Corporation Service Company.

III.

The mailing address of the initial principal office of the Company is 1000 Abernathy Road, NE, Atlanta, Georgia 30328.

IV.

The name and address of the Incorporator of the Company is:

Name	Address
Robert B. McIntosh	1000 Abernathy Road, NE Atlanta, Georgia 30328

IN WITNESS WHEREOF, the undersigned has executed these Articles of Organization on this 11 day of September 2018.

/s/ Robert B. McIntosh
Robert B. McIntosh – Organizer